REGISTRATION NO. 333-173219

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO.2
TO
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

USA TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania
(State or other jurisdiction of incorporation or organization)

7359
(Primary Standard Industrial Classification Code Number)

23-2679963
(I.R.S. Employer Identification Number)

100 Deerfield Lane, Suite 140
Malvern, Pennsylvania 19355
(610) 989-0340
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Stephen P. Herbert
Chief Executive Officer
USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, Pennsylvania 19355
(610) 989-0340
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Douglas M. Lurio, Esquire
Lurio & Associates, P. C.
One Commerce Square
2005 Market Street, Suite 3120
Philadelphia, PA 19103-7015
(215) 665-9300

(Approximate date of proposed sale to the public)
From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission ("SEC") is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED October 9, 2012

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

USA TECHNOLOGIES, INC.

4,264,000 shares of common stock

THE OFFERING

This prospectus relates to the resale by the selling shareholders of USA Technologies, Inc. (referred to herein as the “Company”, “USA Technologies”, or “we”, “us”, or “our”), of up to 4,264,000 shares of common stock on The NASDAQ Global Market at the prevailing market price or in negotiated transactions. We are registering 3,950,000 of these shares as required by the terms of the Registration Rights Agreement between certain of the selling shareholders and us, and 314,000 of these shares as required by the terms of the Engagement Agreement between us and another selling shareholder. Such registration does not mean that any of the selling shareholders will actually offer or sell any of these shares. We will receive no proceeds from the sale of the shares by the selling shareholders. We will receive proceeds from the sale of shares issuable by us upon the exercise of warrants by the selling shareholders. All the shares covered by this prospectus are shares underlying warrants issued by us. These warrants may be exercised at $2.6058 per share at any time before September 18, 2016.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is currently quoted on The NASDAQ Global Market under the symbol “USAT.” On October __, 2012, the last reported sale price of our common stock was $____ per share. The shares of common stock offered pursuant to this prospectus, and which are to be issued upon exercise of the warrants, are or will, upon issuance, be listed for quotation on The NASDAQ Global Market.

INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. Please refer to “Risk Factors” beginning on page 8 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October __, 2012.

PROSPECTUS SUMMARY

Our Company

USA Technologies, Inc. (the “Company”, “We”, ”USAT”, or “Our”) was incorporated in the Commonwealth of Pennsylvania in January 1992. We are a provider of technology-enabled solutions that facilitate electronic payment transactions and value-added services primarily within the unattended Point of Sale (“POS”) market. We are a leading provider in the small ticket, beverage and food vending industry and are expanding our solutions to kiosk and other unattended market segments. Since our founding, we have designed and marketed systems and solutions that facilitate electronic payment options, as well as telemetry and machine-to-machine (“M2M”) services which include the ability to remotely monitor, control, and report on the results of distributed assets containing our electronic payment solutions. Historically, these distributed assets have relied on cash for payment in the form of coins or bills, whereas, our systems allow them to accept cashless payments such as through the use of credit or debit cards and contactless forms, such as mobile payment.

We derive the majority of our revenues from license and transaction fees related to our ePort Connect service. Connections to our service stem from the sale or lease of our POS electronic payment devices or certified payment software or the servicing of similar third-party installed POS terminals. The majority of ePort Connect customers pay a monthly fee plus a blended transaction rate on the transaction dollar volume processed by the Company. Customers with higher expected transaction rates might pay a lower or no ePort Connect monthly fee, but a higher blended transaction rate on dollar volume processed by the Company. Connections to the ePort Connect service, therefore, are the most significant driver of the Company’s revenues, particularly revenues from license and transaction fees.

As of June 30, 2012, the Company had approximately 164,000 connections to its ePort Connect service, double the number of connections as of June 30, 2010. During the year ended June 30, 2012, the Company processed approximately 103 million cashless transactions totaling approximately $172 million, representing a 43% increase in transaction volume and a 43% increase in dollars processed from the 72 million cashless transactions totaling approximately $120 million during the previous fiscal year ended June 30, 2011.

Our Company’s customer base increased with approximately 1,350 new ePort customers added to its USALive® network during the year ended June 30, 2012 bringing the total number of such customers to approximately 3,300 as of June 30, 2012. We count a customer as a new customer upon the signing of their ePort Connect service agreement. When a reseller sells our ePort, we count a customer as a new customer upon the signing of the applicable services agreement with the customer.

Our Business

 Our solutions have been designed to simplify the transition to cashless for traditionally cash-only based businesses. As such, they are turnkey and include our comprehensive ePort Connect service and POS electronic payment devices or certified payment software able to process traditional magnetic stripe credit and debit cards, and contactless credit and debit cards. Our solution for near-field communication (“NFC”) equipped mobile phones that allow consumers to make payments using their cell phones is currently in customer trials. Services through ePort Connect are maintained on our proprietary operating systems and include deployment planning, merchant account setup on behalf of the customer, automatic processing and settlement, sales reporting and 24x7 customer support. In addition, the functionality of our solutions include the flexibility to execute a variety of payment applications on a single system, transaction security, connectivity options, compliance with certification standards, and centralized, accurate, real-time sales and inventory data to manage distributed assets (wireless telemetry and M2M). By December 31, 2012, we anticipate the commercial launch of other consumer engagement services such as loyalty and prepaid programs.

The Company also manufactures and sells energy management products that reduce the electrical power consumption of equipment, such as refrigerated vending machines and glass front coolers, thus reducing the electrical energy costs associated with operating this equipment. We derive equipment revenues through the sale of our energy management products both in the United States and in approximately seven countries worldwide.

Our Market

We operate in the electronic payments industry and more specifically unattended POS markets that have traditionally relied on cash transactions. Our customers fall into the following categories:

●	beverage and food vending machine owners and operators;
●	commercial laundry operators servicing colleges, universities, and multi-family housing;
●	brand marketers wishing to provide their products or services via kiosks or vending machines; and
●	equipment manufacturers who incorporate our ePort Connect service into their product offerings.

Customers for our energy management products also include energy utility companies and operators of glass front coolers.

Corporate Information

Our principal executive offices are located at 100 Deerfield Lane, Suite 140, Malvern, Pennsylvania 19355. Our telephone number is (610) 989-0340. Our web site is www.usatech.com. Information on our website is not incorporated in this prospectus and is not a part of this prospectus.

ABOUT OUR OFFERING

As of the date of this prospectus, our selling shareholders are the holders of unexercised warrants (“Warrants”) which, if exercised, would represent 4,264,000 shares.

The shares covered by this prospectus would be offered by our selling shareholders at the market price at the time of resale. Our selling shareholders may also sell their shares to other investors in a transaction not on the open market. There is no requirement that our selling shareholders sell their shares pursuant to this prospectus.

We will not receive any of the proceeds raised by the offering. We will receive proceeds of $2.6058 upon the exercise of each Warrant referred to above. Based upon the 32,687,890 shares of common stock outstanding as of August 31, 2012, and assuming all of the Warrants are exercised for 4,264,000 shares, we would have 36,951,890 shares outstanding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the anticipated financial and operating results of our company. For this purpose, forward-looking statements are any statements contained herein and in the documents incorporated by reference herein that are not statements of historical fact and include, but are not limited to, those preceded by or that include the words, “estimate,” “could,” “should,” “would,” “likely,” “may,” “will,” “plan,” “intend,” “believes,” “expects,” “anticipates,” “projected,” or similar expressions. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward looking information is based on various factors and was derived using numerous assumptions. Important factors that could cause our company’s actual results to differ materially from those projected include, for example:

•	general economic, market or business conditions;
•	the ability of the Company to generate sufficient sales to generate operating profits, or to conduct operations at a profit;
•	the ability of the Company to raise funds in the future through sales of securities in order to sustain its operations if an unexpected or unusual event would occur;
•	the ability of the Company to compete with its competitors to obtain market share;
•	whether the Company’s customers purchase or rent ePort devices or our other products in the future at levels currently anticipated by our Company, including our JumpStart Program;
•	whether the Company’s customers continue to operate or commence operating ePorts received under the JumpStart Program or otherwise at levels currently anticipated by the Company;
•
whether the Company’s customers continue to utilize the Company’s transaction processing and related services, as our customer agreements are generally cancelable by the customer on thirty to sixty days’ notice;

•
whether the significant increase in the interchange fees charged by Visa and MasterCard for small ticket debit card transactions effective October 1, 2011, would adversely affect our business, including our revenues, gross profits, and anticipated future connections to our network;

•	whether our current one-year agreement with VISA relating to interchange rates that expires in October 2012 will be renewed, although management believes that the agreement will be renewed;
•	the ability of the Company to obtain sufficient funds through operations or otherwise to repay its debt obligations, or to fund development and marketing of its products;
•	the ability of the Company to satisfy its trade obligations included in accounts payable and accrued expenses;
•
the incurrence by us of any unanticipated or unusual non-operating expenses, such as in connection with a proxy contest, which would require us to divert our cash resources from achieving our business plan;

•	the ability of the Company to predict or estimate its future quarterly or annual revenues and expenses given the developing and unpredictable market for its products;
•	the ability of the Company to retain key customers from whom a significant portion of its revenues is derived;
•	the ability of a key customer to reduce or delay purchasing products from the Company;
•
whether the actions of the former CEO of the Company which resulted in his separation from the Company in October 2011 or the Securities and Exchange Commission’s investigation would have a material adverse effect on the future financial results or condition of the Company; and

•
as a result of the slowdown in the economy and/or the tightening of the capital and credit markets, our customers may modify, delay or cancel plans to purchase our products or services, and suppliers may increase their prices, reduce their output or change their terms of sale.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We caution investors that actual results or business conditions may differ materially from those projected or suggested in forward-looking statements as a result of various factors including, but not limited to, those described above and in the “Risk Factors” section of this prospectus and the documents incorporated herein by reference. We cannot assure you that we have identified all the factors that create uncertainties. Moreover, new risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. Readers should not place undue reliance on forward-looking statements.

Any forward-looking statement made by us in this prospectus or in the documents incorporated by reference herein speaks only as of the date of such document. Unless required by law, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events.

RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We have a history of losses since inception and if we continue to incur losses, the price of our shares can be expected to fall.

We have experienced losses since inception. Although the Company anticipates nearing profitability during the 2013 fiscal year, profitability is not assured. From our inception through June 30, 2012, our cumulative losses from operations are approximately $199 million. For our fiscal years ended June 30, 2012, 2011, and 2010, we have incurred net losses of $5,211,238, $6,457,067, and $11,571,495, respectively due primarily to the fact that our revenues have not been sufficient to sustain our operations. If we continue to incur losses, the price of our common stock can be expected to fall.

We may require additional financing to sustain our operations and without it we may not be able to continue operations.

At June 30, 2012, we had working capital of $2,197,851. We had an operating cash flow of $78,236, ($908,227), and ($9,841,900), for the fiscal years ended June 30, 2012, 2011, and 2010, respectively, reflecting a reclassification of cash used for acquisition of property for the JumpStart Program. We may not currently have sufficient financial resources to fund our operations after July 1, 2013. Therefore, we may need additional funds to continue these operations. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects.

Our existence is dependent on our ability to raise capital that may not be available.

There can be no assurance that our business will prove financially profitable or generate sufficient revenues to cover our expenses. From inception, we have generated funds primarily through the sale of securities. Although we believe that we have adequate existing resources to provide for our funding requirements through at least July 1, 2013, there can be no assurances that we will be able to continue to generate sufficient funds thereafter. We would expect to raise funds in the future through sales of our debt or equity securities until such time, if ever, as we are able to operate profitably. Subsequent to July 1, 2013, our inability to obtain needed funding can be expected to have a material adverse effect on our operations and our ability to achieve profitability. If we fail to generate increased revenues or fail to sell additional securities, you may lose all or a substantial portion of your investment.

Our products may fail to gain widespread market acceptance. As a result, we may not generate sufficient revenues or profit margins to become successful.

There can be no assurances that demand for our products will be sufficient to enable us to generate sufficient revenue or become profitable. Likewise, no assurance can be given that we will be able to have a sufficient number of ePorts® connected to our network or sell equipment utilizing our network or our energy management products to enough locations to achieve significant revenues or that our operations can be conducted profitably. Alternatively, the locations which would utilize the network may not be successful locations and our revenues would be adversely affected. We may in the future lose locations utilizing our products to competitors, or may not be able to install our products at competitors’ locations, or may not obtain future locations which would be obtained by our competitors. In addition, there can be no assurance that our products could evolve or be improved to meet the future needs of the marketplace.

We may be required to incur further debt to meet future capital requirements of our business. Should we be required to incur additional debt, the restrictions imposed by the terms of such debt could adversely affect our financial condition and our ability to respond to changes in our business.

If we incur additional debt, we may be subject to the following risks:

●	our vulnerability to adverse economic conditions and competitive pressures may be heightened;

●	our flexibility in planning for, or reacting to, changes in our business and industry may be limited;

●	our debt covenants may affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

●
a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore, may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing;

●	the covenants contained in the agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;

●	a significant portion of our cash flows could be used to service our indebtedness;

●	we may be sensitive to fluctuations in interest rates if any of our debt obligations are subject to variable interest rates; and

●	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired.

We cannot assure you that our leverage and such restrictions will not materially and adversely affect our ability to finance our future operations or capital needs or to engage in other business activities. In addition, we cannot assure you that additional financing will be available when required or, if available, will be on terms satisfactory to us.

Current conditions in the global financial markets and the distressed economy may materially adversely affect our business, results of operations and ability to raise capital.

Our business and results of operations may be materially adversely affected by the continued adverse conditions in the financial markets and the economy generally. Declining business and consumer confidence and the risks of increased or continued unemployment, have precipitated an economic slowdown and ongoing recession. These events and the continuing market upheavals may have an adverse effect on us, our suppliers and our customers. The demand for our products could be adversely affected in an economic downturn and our revenues may decline under such circumstances.

We have historically relied on the equity markets for funding our business by issuing equity securities. We may find it difficult, or we may not be able, to access the credit or equity markets, or we may experience higher funding costs as a result of the current adverse market conditions. Continued instability in these markets may limit our ability to access the capital we may require to fund and grow our business.

The loss of one or more of our key customers could significantly reduce our revenues and profits.

We have derived, and believe we may continue to derive, a significant portion of our revenues from a limited number of large customers. Approximately 46% and 22% of the Company’s accounts and finance receivables at June 30, 2012 and 2011, respectively, were concentrated with two and one customer(s), respectively. Approximately 43%, 48%, and 52% of the Company’s license and transaction processing revenues for the years ended June 30, 2012, 2011, and 2010, respectively, were concentrated with two customers: 25%, 23%, and 17%, respectively, with one; and 18%, 25%, and 35%, respectively, with another. There was no concentration of equipment sales revenue for the year ended June 30, 2012 and 2011. For the year ended June 30, 2010 approximately 11% of the Company’s equipment sales revenue was concentrated with one customer. The Company’s customers are principally located in the United States.

Our customers may buy less of our products or services depending on their own technological developments, end-user demand for our products and internal budget cycles. A major customer in one year may not purchase any of our products or services in another year, which may negatively affect our financial performance. If any of our large customers significantly reduce or delay purchases from us or if we are required to sell products to them at reduced prices or unfavorable terms, our results of operations and revenue could be materially adversely affected.

We depend on our key personnel and if they would leave us, our business could be adversely affected.

We are dependent on key management personnel, particularly the Chairman and Chief Executive Officer, Stephen P. Herbert. The loss of services of Mr. Herbert or other executive officers would dramatically affect our business prospects. Certain of our employees are particularly valuable to us because:

●	they have specialized knowledge about our company and operations;

●	they have specialized skills that are important to our operations; or

●	they would be particularly difficult to replace.

We have entered into an employment agreement with Mr. Herbert that expires on January 1, 2013. We have also entered into an employment agreement with another executive officer, which contains confidentiality and non-compete agreements. We have obtained a key person life insurance policy in the amount of $1,000,000 on Mr. Herbert. We do not have and do not intend to obtain key person life insurance coverage on our other executive officer. As a result, we are exposed to the costs associated with the death of this key employee.

We also may be unable to retain other existing senior management, sales personnel, and development and engineering personnel critical to our ability to execute our business plan, which could result in harm to key customer relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs.

Our dependence on proprietary technology and limited ability to protect our intellectual property may adversely affect our ability to compete.

Challenge to our ownership of our intellectual property could materially damage our business prospects. Our technology may infringe upon the proprietary rights of others. Our ability to execute our business plan is dependent, in part, on our ability to obtain patent protection for our proprietary products, maintain trade secret protection and operate without infringing the proprietary rights of others.

Through June 30, 2012, we had 10 pending United States and foreign patent applications, and intend to file applications for additional patents covering our future products, although there can be no assurance that we will do so. In addition, there can be no assurance that we will maintain or prosecute these applications. The United States Government and other countries have granted us 84 patents as of June 30, 2012. There can be no assurance that:

●	any of the remaining patent applications will be granted to us;

●	we will develop additional products that are patentable or do not infringe the patents of others;

●	any patents issued to us will provide us with any competitive advantages or adequate protection for our products;

●	any patents issued to us will not be challenged, invalidated or circumvented by others; or

●	any of our products would not infringe the patents of others.

If any of the products are found to have infringed any patent, there can be no assurance that we will be able to obtain licenses to continue to manufacture and license such product or that we will not have to pay damages as a result of such infringement. Even if a patent application is granted for any of our products, there can be no assurance that the patented technology will be a commercial success or result in any profits to us.

If we are unable to adequately protect our proprietary technology, third parties may be able to compete more effectively against us, which could result in the loss of customers and our business being adversely affected. Patent and proprietary rights litigation entails substantial legal and other costs, and diverts Company resources as well as the attention of our management. There can be no assurance we will have the necessary financial resources to appropriately defend or prosecute our rights in connection with any such litigation.

Competition from others could prevent the Company from increasing revenue and achieving profitability.

Competition from other companies, including those that are well established and have substantially greater resources may reduce our profitability or reduce our business opportunities. Many of our competitors have established reputations for success in the development, sale and service of high quality products. We face competition from the following groups:

●
companies offering automated, credit card activated control systems in connection with facsimile machines, personal computers, debit card purchase/revalue stations, vending machines, and use of the Internet and e-mail which directly compete with our products;

●
companies which have developed unattended, credit card activated control systems currently used in connection with public telephones, prepaid telephone cards, gasoline dispensing machines, or vending machines and are capable of developing control systems in direct competition with the Company; and,

●	one direct competitor, Elstat Electronics Ltd. in the energy management industry.

In addition, it is also possible that a company not currently engaged in any of the businesses described above could develop services and products that compete with our services and products. Competition may result in lower profit margins on our products or may reduce potential profits or result in a loss of some or all of our customer base. To the extent that our competitors are able to offer more attractive technology, our ability to compete could be adversely affected. In addition, NAMA, an industry association serving the vending, coffee service and foodservice management industries, offers a program for its members that competes with our cashless solutions through Bank of America Merchant Services.

The termination of any of our relationships with third parties upon whom we rely for supplies and services that are critical to our products could adversely affect our business and delay achievement of our business plan.

We depend on arrangements with third parties for a variety of component parts used in our products. We have contracted with various suppliers to assist us to develop and manufacture our ePort® products and with various suppliers to manufacture our Energy Miser® products. For other components, we do not have supply contracts with any of our third-party suppliers and we purchase components as needed from time to time. We have contracted with DBSi to host our network in a secure, 24/7 environment to ensure the reliability of our network services. We also have contracted with multiple land-based telecommunications providers to ensure the reliability of our land-based network. If these business relationships are terminated, the implementation of our business plan may be delayed until an alternative supplier or service provider can be retained. If we are unable to find another source or one that is comparable, the content and quality of our products could suffer and our business, operating results and financial condition could be harmed.

A disruption in the manufacturing capabilities of our third-party manufacturers, suppliers or distributors would negatively impact our ability to meet customer requirements.

We depend upon third-party manufacturers, suppliers and distributors to deliver components free from defects, competitive in functionality and cost, and in compliance with our specifications and delivery schedules. Since we generally do not maintain large inventories of our products or components, any termination of, or significant disruption in, our manufacturing capability or our relationship with our third-party manufacturers or suppliers may prevent us from filling customer orders in a timely manner.

We have occasionally experienced, and may in the future experience, delays in delivery of products and delivery of products of inferior quality from third-party manufacturers. Although alternate manufacturers and suppliers are generally available to produce our products and product components, the number of manufacturers or suppliers of some of our products and components is limited, and a qualified replacement manufacturer or supplier could take several months. In addition, our use of third-party manufacturers reduces our direct control over product quality, manufacturing timing, yields and costs. Disruption of the manufacture or supply of our products and components, or a third-party manufacturer’s or supplier’s failure to remain competitive in functionality, quality or price, could delay or interrupt our ability to manufacture or deliver our products to customers on a timely basis, which would have a material adverse effect on our business and financial performance.

Substantially all of the network service contracts with our customers are terminable for any or no reason upon thirty to sixty days’ advance notice.

Substantially all of our customers may terminate their network service contracts with us for any or no reason upon providing us with thirty or sixty-days’ advance notice. Accordingly, consistent demand for and satisfaction with our products by our customers is critical to our financial condition and future success. Problems, defects, or dissatisfaction with our products or services could cause us to lose a substantial number of our customers with minimal notice. If a substantial number of our customers were to exercise their termination rights, it would result in a material adverse effect to our business, operating results, and financial condition.

Our reliance on our wireless telecommunication service provider exposes us to a number of risks over which we have no control, including risks with respect to increased prices and termination of essential services.

The operation of our wirelessly networked devices depends upon the capacity, reliability and security of services provided to us by our wireless telecommunication services providers, AT&T Mobility and Verizon Wireless. We have no control over the operation, quality or maintenance of these services or whether the vendor will improve its services or continue to provide services that are essential to our business. In addition, subject to our existing contracts with them, our wireless telecommunication services providers may increase their prices, which would increase our costs. If our wireless telecommunication services providers were to cease to provide essential services or to significantly increase prices, we could be required to find alternative vendors for these services. With a limited number of vendors, we could experience significant delays in obtaining new or replacement services, which could lead to slowdowns or failures of our network. In addition, we may have to replace our existing ePort® devices that are already installed in the marketplace and which are utilizing the existing vendor’s services. This could significantly harm our reputation and could cause us to lose customers and revenues.

Our products may contain defects that may be difficult or even impossible to correct, which could result in lost sales, additional costs and customer erosion.

We offer technically complex products which, when first introduced or released in new versions, may contain software or hardware defects that are difficult to detect and correct. The existence of defects and delays in correcting them could result in negative consequences, including the following:

●	delays in shipping products;
●	cancellation of orders;
●	additional warranty expense;
●	delays in the collection of receivables;
●	product returns;
●	the loss of market acceptance of our products;
●	diversion of research and development resources from new product development; and
●	inventory write-downs.

Even though we test all of our products, defects may continue to be identified after products are shipped. In past periods, we have experienced various issues in connection with product launches, including the need to rework certain products and stabilize product designs. Correcting defects can be a time-consuming and difficult task. Software errors may take several months to correct, and hardware errors may take even longer.

We may accumulate excess or obsolete inventory that could result in unanticipated price reductions and write downs and adversely affect our financial results.

Managing the proper inventory levels for components and finished products is challenging. In formulating our product offerings, we have focused our efforts on providing products with greater capability and functionality, which requires us to develop and incorporate the most current technologies in our products. This approach tends to increase the risk of obsolescence for products and components we hold in inventory and may compound the difficulties posed by other factors that affect our inventory levels, including the following:

●	the need to maintain significant inventory of components that are in limited supply;

●	buying components in bulk for the best pricing;

●	responding to the unpredictable demand for products;

●	responding to customer requests for short lead-time delivery schedules;

●	failure of customers to take delivery of ordered products; and

●	product returns.

If we accumulate excess or obsolete inventory, price reductions and inventory write-downs may result, which could adversely affect our results of operation and financial condition.

We may not be able to adapt to changing technology and our customers’ technology needs.

We face rapidly changing technology and frequent new service offerings by competitors that can render existing services obsolete or unmarketable. Our future depends, in part, on our ability to enhance existing services and to develop, introduce and market, on a timely and cost effective basis, new services that keep pace with technological developments and customer requirements. Developing new products and technologies is a complex, uncertain process requiring innovation and accurate anticipation of technological and market trends. When changes to the product line are announced, we will be challenged to manage possible shortened life cycles for existing products, continue to sell existing products and prevent customers from returning existing products. Our inability to respond effectively to any of these challenges may have a material adverse effect on our business and financial success.

Security is vital to our customers and therefore breaches in the security of transactions involving our products or services could adversely affect our reputation and results of operations.

Protection against fraud is of key importance to purchasers and end-users of our products. We incorporate security features, such as encryption software and secure hardware, into our products to protect against fraud in electronic payment transactions and to ensure the privacy and integrity of consumer data. We design and test our products to high security standards, and our products and methodologies are under constant review and improvement. We also maintain the highest level PCI validation standard as mandated by the card industry and engage third party auditors not only to ensure that we meet the highest industry standards, but also to advise us on improving our security methods. Nevertheless, our products may be vulnerable to breaches in security due to defects in our security mechanisms, the operating system and applications in our hardware platform. Security vulnerabilities could jeopardize the security of information transmitted or stored using our products. In general, liability associated with security breaches of a certified electronic payment system belongs to the institution that acquires the financial transaction. In addition, we have not experienced any material security breaches affecting our business. However, if the security of the information in our products is compromised, our reputation and marketplace acceptance of our products will be adversely affected, which would adversely affect our results of operations, and subject us to potential liability. If our security applications are breached and sensitive data is lost or stolen, we could incur significant costs to not only assess and repair any damage to our systems, but also to reimburse customers for losses that occur from the fraudulent use of the data. We may also be subject to fines and penalties from the credit card associations in the event of the loss of confidential card information. Adverse publicity raising concerns about the safety or privacy of electronic transactions, or widely reported breaches of our or another provider’s security, have the potential to undermine consumer confidence in the technology and could have a materially adverse effect on our business.

Our products and services may be vulnerable to security breach.

Credit card issuers have promulgated credit card security guidelines as part of their ongoing efforts to battle identity theft and credit card fraud. We continue to work with credit card issuers to assure that our products and services comply with these rules. There can be no assurances, however, that our products and services are invulnerable to unauthorized access or hacking. When there is unauthorized access to credit card data that results in financial loss, there is the potential that parties could seek damages from us.

If we fail to adhere to the standards of the Visa and MasterCard credit card associations, our registrations with these associations could be terminated and we could be required to stop providing payment processing services for Visa and MasterCard.

Substantially all of the transactions handled by our network involve Visa or MasterCard. If we fail to comply with the applicable requirements of the Visa and MasterCard credit card associations, Visa or MasterCard could suspend or terminate our registration with them. The termination of our registration with them or any changes in the Visa or MasterCard rules that would impair our registration with them could require us to stop providing payment processing services through our network.

We rely on other card payment processors and service providers; if they fail or no longer agree to provide their services, our customer relationships could be adversely affected and we could lose business.

We rely on agreements with other large payment processing organizations, primarily Elavon, Inc. (“Elavon”), to enable us to provide card authorization, data capture, settlement and merchant accounting services and access to various reporting tools for the customers we serve. Many of these organizations and service providers are our competitors and our agreements are subject to termination by them.

The termination by our service providers of their arrangements with us or their failure to perform their services efficiently and effectively may adversely affect our relationships with the customers whose accounts we serve and may cause those customers to terminate their processing agreements with us.

We are subject to laws and regulations that affect the products, services and markets in which we operate. Failure by us to comply with these laws or regulations would have an adverse effect on our business, financial condition, or results of operations.

We are, among other things, subject to banking regulations and credit card association regulations. Failure to comply with these regulations may result in the suspension or revocation of our business, the limitation, suspension or termination of service, and/or the imposition of fines that could have an adverse effect on our financial condition. Additionally, changes to legal rules and regulations, or interpretation or enforcement thereof, could have a negative financial effect on us or our product offerings. The payment processing industry may become subject to regulation as a result of recent data security breaches that have exposed consumer data to potential fraud. To the extent this occurs, we could be subject to additional technical, contractual or other requirements as a condition of our continuing to conduct our payment processing business. These requirements could cause us to incur additional costs, which could be significant, or to lose revenues to the extent we do not comply with these requirements.

New legislation could be enacted regulating the basis upon which interchange rates are charged for debit or credit card transactions, which could increase the debit or credit card interchange fees charged by bankcard networks. An example of such legislation is the so-called “Durbin Amendment,” to the Dodd Frank Wall Street Reform and Consumer Protection Act of 2010. The Durbin Amendment regulates the basis upon which interchange rates for debit card transactions are made to ensure that interchange rates are “reasonable and proportionate to costs.” Pursuant to regulations that were promulgated by the Federal Reserve, Visa and MasterCard have significantly increased their interchange fees for small ticket debit card transactions. On October 12, 2011, the Company and Visa entered into a one-year agreement (the “Visa Agreement”) pursuant to which Visa has agreed to make available to the Company reduced interchange fees for debit card transactions. The interchange reimbursement fees made available to the Company will allow the Company to continue to accept Visa’s debit products over the one-year term without adversely impacting the Company’s historical gross profit from license and transaction fee revenues. If the Visa Agreement is not renewed, our financial results would be materially adversely affected unless we are able to pass these significant additional charges to our customers. Although management believes that the agreement will be renewed there can be no assurance thereof.

Increases in card association and debit network interchange fees could increase our operating costs or otherwise adversely affect our operations. If we do not pass along to our customers any future increases in credit or debit card interchange fees, assessments and transaction fees, our gross profits would be reduced.

We are obligated to pay interchange fees and other network fees set by the bankcard networks to the card issuing bank and the bankcard networks for each transaction we process through our network. From time to time, card associations and debit networks increase the organization and/or processing fees, known as interchange fees that they charge. Under our processing agreements with our customers, we are permitted to pass along these fee increases to our customers through corresponding increases in our processing fees. Passing along such increases could result in some of our customers canceling their contracts with us. Consequently, it is possible that competitive pressures will result in our Company absorbing some or all of the increases in the future, which would increase our operating costs, reduce our gross profit and adversely affect our business.

While the Company and Visa have entered into a one-year agreement pursuant to which Visa has agreed to make available to the Company reduced interchange fees for debit card transactions, MasterCard has, since October 1, 2011, increased its interchange fees for small ticket category transactions paid for through debit cards issued by regulated banks from 1.55% of a transaction plus 4 cents, to 0.5% of a transaction plus 22 cents, which represents an increase of approximately 247% based on a transaction of $1.67, which was the average transaction experienced by the Company during fiscal year 2012.

During the term of the Visa Agreement, the Company does not anticipate accepting any debit cards with interchange fees that are higher than the rates provided under the Visa Agreement. The Company will continue to accept Visa- branded debit and pre-paid cards in addition to all major credit cards, including Visa, MasterCard, Discover and American Express at its current processing rates. If the Visa Agreement is not renewed, our financial results would be materially adversely affected unless we are able to pass these significant additional charges to our customers. Although management believes that the agreement will be renewed there can be no assurance thereof.

The future occurrence of unusual or unanticipated non-operational expenses may require us to divert our cash resources from achieving our business plan, adversely affecting our financial performance and resulting in the decline of our stock price.

Our fiscal year 2013 business plan assumes that no material unusual or unanticipated non-operational expenses would be incurred by us. In the event we would incur any such expenses, we would anticipate diverting our cash resources from our JumpStart program in order to fund any such expenses. During the fiscal year ending June 30, 2013, we anticipate utilizing substantial cash resources in connection with the JumpStart program. Any such reduction may cause our anticipated connections, revenues, gross profits, Adjusted EBITDA, and other financial metrics for the 2013 fiscal year and beyond to be materially adversely affected. In such event, the price of our common stock could be expected to fall.

During our fiscal year ended June 30, 2012, we incurred approximately $2.2 million in connection with the proxy contest and related litigation and $975,000 in connection with the Audit Committee’s investigation and resignation of our former CEO. Our business plan for the 2013 fiscal year does not anticipate that any such similar events, including another proxy contest, would occur during the fiscal year. The occurrence of any such event could have a material adverse effect on our financial performance and share price.

Risks Related to Our Common Stock

We do not expect to pay cash dividends in the foreseeable future and therefore investors should not anticipate cash dividends on their investment.

The holders of our common stock and series A convertible preferred stock are entitled to receive dividends when, and if, declared by our board of directors. Our board of directors does not intend to pay cash dividends in the foreseeable future, but instead intends to retain any and all earnings to finance the growth of the business. To date, we have not paid any cash dividends on our common stock or our series A convertible preferred stock and there can be no assurance that cash dividends will ever be paid on our common stock.

In addition, our articles of incorporation prohibit the declaration of any dividends on our common stock unless and until all unpaid and accumulated dividends on the series A convertible preferred stock have been declared and paid. Through August 31, 2011, the unpaid and cumulative dividends on the series A convertible preferred stock are $10,599,646. Each share of series A convertible preferred stock is convertible into 1/100th of a share of common stock at the option of the holder. The unpaid and cumulative dividends on the series A convertible preferred stock are convertible into shares of our common stock at the rate of $1,000 per share at the option of the holder. During the year ended June 30, 2012, none of our series A convertible preferred stock and no cumulative preferred dividends were converted into shares of common stock.

Our articles of incorporation also provide that the preferred stock has a liquidation preference over the common stock in the amount of $10 per share plus accrued and unpaid dividends. As of June 30, 2012, the liquidation preference was $15,361,522.

We may issue additional shares of our common stock, which could depress the market price of our common stock and dilute your ownership.

As of August 31, 2012, we had issued and outstanding options to purchase 45,333 shares of our common stock and warrants to purchase 7,754,187 shares of our common stock. The shares underlying none of these options, and 6,782,040 of these warrants have been registered and may be freely sold. Market sales of large amounts of our common stock, or the potential for those sales even if they do not actually occur, may have the effect of depressing the market price of our common stock. In addition, if our future financing needs require us to issue additional shares of common stock or securities convertible into common stock, the supply of common stock available for resale could be increased which could stimulate trading activity and cause the market price of our common stock to drop, even if our business is doing well. Furthermore, the issuance of any additional shares of our common stock including those pursuant to the exercise of warrants by the holders thereof, or securities convertible into our common stock could be substantially dilutive to holders of our common stock if they do not invest in future offerings.

Our stock price may be volatile.

The trading price of our common stock is expected to be subject to significant fluctuations in response to various factors including, but not limited to, the following:

●	quarterly variations in operating results and achievement of key business metrics;

●	changes in earnings estimates by securities analysts, if any;

●	any differences between reported results and securities analysts’ published or unpublished expectations;

●	announcements of new contracts, service offerings or technological innovations by us or our competitors;

●	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors;

●	demand for our services and products;

●	shares being sold pursuant to Rule 144 or upon exercise of warrants;

●	regulatory matters;

●	concerns about our financial position, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights;

●	potential dilutive effects of future sales of shares of common stock by shareholders and by the Company, and subsequent sale of common stock by the holders of warrants and options;

●	our ability to obtain working capital financing; and

●	general economic or stock market conditions unrelated to our operating performance.

The securities market in recent years has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations, as well as general economic conditions, may also materially and adversely affect the market price of our common stock.

The substantial market overhang of our shares may tend to depress the market price of our shares.

 As of the date of this prospectus, there were outstanding Warrants to purchase 4,264,000 of our shares at the exercise price of $2.6058 per share at any time before September 18, 2016, and other warrants to purchase 2,518,040 of our shares at the exercise price of $1.13 per share at any time before December 31, 2013. The Company has agreed and/or intends to register for resale in the open market of the shares underlying these warrants and all of these shares will be freely tradable. The exercise of the warrants is in the sole discretion of the warrant holders, and they may ultimately sell all, some or none of the shares to be issued pursuant to any exercise of the warrants. The exercise of the warrants may result in substantial dilution to the interests of other holders of our common stock. Further, sales in the public market of a substantial number of the shares underlying these warrants, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital, should we wish to do so, through the sale of additional common stock. We are unable to estimate the number of shares that may be sold because this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors.

Director and officer liability is limited.

As permitted by Pennsylvania law, our by-laws limit the liability of our directors for monetary damages for breach of a director’s fiduciary duty except for liability in certain instances. As a result of our by-law provisions and Pennsylvania law, shareholders may have limited rights to recover against directors for breach of fiduciary duty. In addition, our by-laws and indemnification agreements entered into by the Company with each of the officers and directors provide that we shall indemnify our directors and officers to the fullest extent permitted by law.

Our publicly-filed reports are reviewed by the SEC from time to time and any significant changes required as a result of any such review may result in material liability to us, and have a material adverse impact on the trading price of our common stock.
The reports of publicly-traded companies are subject to review by the SEC from time to time for the purpose of assisting companies in complying with applicable disclosure requirements and to enhance the overall effectiveness of companies’ public filings, and comprehensive reviews of such reports are now required at least every three years under the Sarbanes-Oxley Act of 2002. SEC reviews may be initiated at any time. While we believe that our previously filed SEC reports comply, and we intend that all future reports will comply in all material respects with the published SEC rules and regulations, we could be required to modify or reformulate information contained in prior filings as a result of an SEC review. Any modification or reformulation of information contained in such reports could be significant and result in material liability to us and have a material adverse impact on the trading price of our common stock.

USE OF PROCEEDS

We will not receive any of the proceeds from the sales of our common stock by the selling shareholders. The selling shareholders entitled to receive the net proceeds from any sales of our common stock are listed on page 20 of this prospectus. We will, however, receive proceeds from the cash exercise of any Warrants by the selling shareholders.

We would receive $11,111,131 of proceeds from the exercise of the Warrants for 4,264,000 shares at the stated exercise price of $2.6058 per share. As of the date of this prospectus, the exercise price of the Warrants is not in the money. The Warrants expire on September 18, 2016.

SELECTED FINANCIAL DATA

The following selected financial data for the five years ended June 30, 2012 are derived from the audited consolidated financial statements of USA Technologies, Inc.

	Year ended June 30,
	2012	2011	2010	2009	2008
OPERATIONS DATA

Revenues	$29,017,243	$22,868,789	$15,771,106	$12,020,123	$16,103,546

Net loss	$(5,211,238)	$(6,457,067)	$(11,571,495)	$(13,731,818)	$(16,417,893)

Cumulative preferred dividends	(664,452)	(665,577)	(735,139)	(772,997)	(780,588)
Loss applicable to common shares	$(5,875,690)	$(7,122,644)	$(12,306,634)	$(14,504,815)	$(17,198,481)

Loss per common share (basic and diluted)	$(0.18)	$(0.26)	$(0.55)	$(0.95)	$(1.21)

Cash dividends per common share	-	-	-	-	-

BALANCE SHEET DATA
Total assets	$33,219,657	$36,004,005	$29,848,424	$25,980,378	$40,055,651
Long-term debt	$728,330	$253,061	$596,155	$820,059	$967,518
Shareholders’ equity	$21,655,022	$26,125,531	$22,812,172	$19,972,272	$32,576,549

QUARTERLY FINANCIAL DATA

Unaudited quarterly results of operations for the years ended June 30, 2012 and 2011follow and should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated herein by reference and the Company’s quarterly reports on Form 10-Q for the fiscal years 2012 and 2011.

	UNAUDITED
YEAR ENDED JUNE 30, 2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

Revenues	$6,705,748	$6,881,598	$7,527,051	$7,902,846	$29,017,243

Gross profit	$2,049,036	$1,938,456	$2,795,220	$3,178,339	$9,961,051

Net loss	$(78,954)	$(1,821,061)	$(538,618)	$(2,772,605)	$(5,211,238)

Cumulative preferred dividends	$(332,226)	$-	$(332,226)	$-	$(664,452)

Loss applicable to common shares	$(411,180)	$(1,821,061)	$(870,844)	$(2,772,605)	$(5,875,690)

Loss per common share (basic & diluted)	$(0.01)	$(0.06)	$(0.03)	$(0.09)	$(0.18)

Weighted average number of common shares outstanding (basic & diluted)	32,288,638	32,448,040	32,466,528	32,496,327	32,423,987

	UNAUDITED
YEAR ENDED JUNE 30, 2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

Revenues	$4,440,665	$6,016,516	$5,522,977	$6,888,631	$22,868,789

Gross profit	$1,355,567	$2,488,021	$1,553,132	$2,351,938	$7,748,658

Net loss	$(1,886,614)	$(133,131)	$(2,514,268)	$(1,923,054)	$(6,457,067)

Cumulative preferred dividends	$(333,351)	$-	$(332,226)	$-	$(665,577)

Loss applicable to common shares	$(2,219,965)	$(133,131)	$(2,846,494)	$(1,923,054)	$(7,122,644)

Loss per common share (basic & diluted)	$(0.09)	$(0.01)	$(0.11)	$(0.06)	$(0.26)

Weighted average number of common shares outstanding (basic & diluted)	25,842,604	26,005,257	26,914,004	31,929,532	27,665,345

PRIVATE PLACEMENT OF COMMON STOCK AND WARRANTS

On March 14, 2011, the Company entered into a Securities Purchase Agreement with certain of the selling shareholders (“Buyers”). Pursuant thereto, the Company sold to the Buyers, severally and not jointly, 5,200,000 shares of the Company’s common stock in the aggregate at a price of $2.064 per share for an aggregate purchase price of $10,732,800. The Company also issued Warrants to the Buyers to purchase up to 3,900,000 shares of common stock in the aggregate at an exercise price of $2.6058 per share. Pursuant to an Engagement Agreement, the Company paid $751,296 and issued 364,000 Warrants to Chardan Capital Markets, LLC, who acted as placement agent in connection with this offering, and its designees. All of the foregoing Warrants are exercisable at any time before September 18, 2016.

As of the date of this prospectus, none of the 4,264,000 Warrants issued pursuant to the March 14, 2011 offering were exercised for shares of common stock. The Warrants are exercisable for an aggregate of 4,264,000 shares of common stock at the exercise price of $2.6058 per share at any time before September 18, 2016. The exercise price of the Warrants and the number of shares of common stock issuable upon exercise of the Warrants are subject to adjustment in the event of a stock split of, stock dividend on, or a subdivision, combination or recapitalization of the common stock. The Warrants do not confer upon the holder any voting or any other rights of a shareholder of USA. The Warrants provide for cashless exercise by the holders thereof. Pursuant to the terms of each of the Warrants, a Buyer may not exercise the Warrants, to the extent such exercise would cause the Buyer, together with its affiliates, to beneficially own in excess of 4.9% of our common stock. For a period of twelve months from the closing of the purchase of shares and Warrants, each Buyer had been granted the preemptive right to purchase a portion of 50% of the aggregate number of securities offered for sale by the Company, provided that the number of securities which such Buyer shall have the right to subscribe for shall be based on such Buyer’s pro rata portion of the aggregate number of shares of common stock purchased by all Buyers pursuant to the Purchase Agreement (“Basic Amount”). Additionally, each Buyer that elects to purchase its Basic Amount may purchase any additional portion of the offered securities attributable to the Basic Amounts of other Buyers as such Buyer shall indicate it will purchase or acquire should the other Buyers subscribe for less than their Basic Amounts. Further, if at any time the Company issues any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of common stock (the “Purchase Rights”), then each Buyer will be entitled to acquire the aggregate Purchase Rights which such Warrant holder could have acquired if the Buyer had held the number of shares of common stock acquirable upon complete exercise of such holder’s Warrant (without regard to any limitations on its exercise).

Pursuant to the Registration Rights Agreement between us and each of the Buyers, we agreed to register for resale in this prospectus the 5,200,000 shares purchased by the Buyers and the 3,900,000 shares issuable under the Warrants issued to the Buyers, or an aggregate of 9,100,000 shares. Pursuant to the Engagement Agreement, we have also agreed to register the 364,000 shares underlying the Warrants issued to Chardan Capital Markets, LLC and its designees. As of the date of this prospectus, the Buyers do not own any shares which were issued to them pursuant to the March 14, 2011 offering.

Each of the Buyers is an accredited investor and the offer and sale of the shares and the Warrants issued to Buyers was exempt from registration under Rule 506 promulgated under Section 4(2) of the Act. The offer and sale of these Warrants did not involve any general advertising or solicitation and these Warrants contained appropriate restrictive legends under the Act.

Chardan Capital Markets, LLC and each of its designees is an accredited investor. The offer and sale of the Warrants to each of them was exempt from registration under Section 4(2) of the Act. The offer and sale of these Warrants did not involve any general advertising or solicitation and these Warrants contained appropriate restrictive legends under the Act.

The Company agreed to file a registration statement with the Securities and Exchange Commission (“SEC”) covering the resale of the shares of common stock and of the shares underlying the Warrants. In the event that (i) the registration statement is not declared effective within ninety calendar days after March 17, 2011, in the event that the registration statement is not subject to a full review by the SEC, or one-hundred and twenty calendar days after March 17, 2011, in the event that the registration statement is subject to a full review by the SEC, or (ii) the Company fails to maintain the effectiveness of the registration statement, then the Company has agreed to pay to the selling shareholder a cash payment equal to one percent (1%) of the aggregate subscription price for each thirty-day period beyond such date that the registration statement has not been declared or maintained effective. The maximum aggregate amount payable to the selling shareholders in respect of a failure described in clause (i) above in this paragraph is six percent (6%) of the aggregate subscription price. The Company has agreed to keep the registration statement effective at all times until the earlier of (i) the date as of which the selling shareholders may sell all of the securities covered by such registration statement without restriction pursuant to Rule 144 promulgated under the 1933 Act, or (ii) the date on which the selling shareholders shall have sold all of the securities covered by such registration statement.

SELLING SHAREHOLDERS

The shares of common stock being offered by the selling shareholders are those issued to the selling shareholders and those issuable to the selling shareholders upon exercise of the Warrants. For additional information regarding the issuance of the common stock and the Warrants, see “Private Placement of Common Stock and Warrants” above. We are registering the shares of common stock in order to permit the selling shareholders to offer the shares for resale from time to time. Except for the ownership of the common stock and the Warrants issued pursuant to the Securities Purchase Agreement with the Buyers and the Engagement Agreement with Chardan Capital Markets, LLC, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the shares of common stock held by each of the selling shareholders. The second column lists the number of shares of common stock beneficially owned by the selling shareholders, based on their respective ownership of shares of common stock and Warrants, as of October 5, 2012, assuming exercise of the Warrants held by each such selling shareholder on that date but taking into account any limitations on exercise set forth therein.

The third column lists the shares of common stock being offered by this prospectus by the selling shareholders and does not take into account any limitations on exercise of the Warrants set forth therein.

In accordance with the terms of a registration rights agreement with the holders of the common stock and the Warrants, this prospectus generally covers the resale of the sum of (i) the shares of common stock issued to the selling shareholders and (ii) the maximum number of shares of common stock issuable upon exercise of the Warrants determined as if the outstanding Warrants were exercised in full (without regard to any limitations on exercise contained therein) as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

Under the terms of the Warrants, a Buyer may not exercise the Warrants to the extent (but only to the extent) such Buyer or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.9%. The number of shares in the second column reflects these limitations, if any. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Shareholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering

Cranshire Capital Master Fund, Ltd. (1)	1,403,512	1,234,739	168,773

Freestone Advantage Partners, LP (2)	109,011	109,011	0

Iroquois Master Fund Ltd. (3)	1,025,000	1,025,000	0

Hudson Bay Master Fund Ltd. (4)	553,125	553,125	0

Cowen Overseas Investment LP (5)	1,231,250	953,125	278,125

Ramius Select Equity Fund LP (6)	75,000	75,000	0

Chardan Capital Markets, LLC (7)	109,200	109,200	0

Jonathan Schechter (8)	79,800	79,800	0

Joseph Reda (9)	125,000	125,000	0

(1)
Cranshire Capital Advisors, LLC (“CCA”) is the investment manager of Cranshire Capital Master Fund, Ltd. (“Cranshire Master Fund”) and has voting control and investment discretion over securities held by Cranshire Master Fund. Mitchell P. Kopin (“Mr. Kopin”), the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Cranshire Master Fund.

CCA is also the investment manager for a managed account for Freestone Advantage Partners, LP (“Freestone”) and CCA has voting control and investment discretion over securities held in the managed account for Freestone. Mr. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA also may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of 277,784 shares of common stock of the issuer, consisting of (i) 3,700 shares of common stock which were not issued as part of the March 14, 2011 offering, (ii) 165,073 shares of common stock issuable upon exercise of publicly traded warrants held by Cranshire Master Fund, and (iii) 109,011 shares of common stock that are issuable upon exercise of warrants held by Freestone.

(2)
CCA is the investment manager of a managed account for Freestone and has voting control and investment discretion over securities held in by Freestone in such managed account. Mr. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Freestone in such managed account.

CCA is also the investment manager of Cranshire Master Fund, and CCA has voting control and investment discretion over securities held by Cranshire Master Fund. Mr. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Cranshire Master Fund that are described in footnote (1).

(3)
Iroquois Capital Management L.L.C. (“Iroquois Capital”) is the investment manager of Iroquois Master Fund Ltd. (“Iroquois Master Fund”) and consequently has voting control and investment discretion over securities held by Iroquois Master Fund. Each of Joshua Silverman and Richard Abbe may be deemed to have voting control and investment discretion over securities held by Iroquois Master Fund. As a result of the foregoing, each of Iroquois Capital, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Iroquois Master Fund.

(4)
Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Sander Gerber disclaims beneficial ownership over these securities.

(5)
Ramius Advisors, LLC (“Ramius Advisors”) is the general partner of Cowen Overseas Investment LP (“COIL”) and consequently has voting control and investment discretion over securities held by COIL. Ramius LLC is the managing member of Ramius Advisors. Cowen Group, Inc. (“Cowen”), which is a publicly traded company, is the managing member of Ramius LLC.

(6)
Ramius Advisors is the general partner of Ramius Select Equity Fund LP (“RSEF”) and consequently has voting control and investment discretion over securities held by RSEF. Ramius LLC is the managing member of Ramius Advisors. Cowen, which is a publicly traded company, is the managing member of Ramius LLC. Each of Ramius LLC and Cowen disclaims beneficial ownership of these securities.

(7)	Kerry Propper and Steven Urbach have voting and investment control over the shares held by Chardan Capital Markets, LLC. Chardan Capital Markets, LLC is a registered broker-dealer.

(8)	Jonathan Schechter is an affiliate of Chardan Capital Markets, LLC, a registered broker-dealer.

(9)	Joseph Reda is an affiliate of Chardan Capital Markets, LLC, a registered broker-dealer.

MARKET FOR COMMON STOCK

Our common stock has traded on the NASDAQ Global Market under the symbol USAT since August 1, 2007. Prior thereto, and since March 17, 2007, our common stock traded on the NASDAQ Capital Market.

The high and low sales prices on the NASDAQ Global Market for the common stock were as follows:

Year ending June 30, 2012	High	Low
First Quarter (through September 30, 2011)	$2.47	$1.13
Second Quarter (through December 31, 2011)	$1.70	$0.94
Third Quarter (through March 31, 2012)	$1.33	$0.93
Fourth Quarter (through June 30, 2012)	$1.98	$1.12

Year ended June 30, 2011	High	Low
First Quarter (through September 30, 2010)	$1.50	$0.46
Second Quarter (through December 31, 2010)	$1.60	$0.97
Third Quarter (through March 31, 2011)	$2.75	$1.04
Fourth Quarter (through June 30, 2011)	$3.74	$1.93

Year ended June 30, 2010	High	Low
First Quarter (through September 30, 2009)	$3.01	$1.35
Second Quarter (through December 31, 2009)	$1.82	$1.50
Third Quarter (through March 31, 2010)	$1.77	$1.04
Fourth Quarter (through June 30, 2010)	$1.29	$0.48

As of September 26, 2012, there were 626 holders of record of our common stock and 355 holders of record of our series A convertible preferred stock.

DIVIDEND POLICY

The holders of our common stock are entitled to receive such dividends as our board of directors may from time to time declare out of funds legally available for payment of dividends. We have never declared or paid dividends on our common stock. No dividend may be paid on the common stock until all accumulated and unpaid dividends on series A convertible preferred stock have been paid. As of the date of this prospectus, such accumulated unpaid dividends amounted to $11,264,098.

We currently intend to retain future earnings, if any, for use in our business, and, therefore, we do not anticipate declaring or paying any dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issued to the selling shareholders and the shares of common stock issuable upon exercise of the Warrants to permit the resale of these shares of common stock by the selling shareholders thereof from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling shareholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales made after the date the Registration Statement is declared effective by the SEC;

•	broker-dealers may agree with a selling securityholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the selling shareholders may transfer the shares of common stock by other means not described in this prospectus. If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the Warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement with the Buyers and the Engagement Agreement with Chardan Capital Markets, LLC, estimated to be $38,731.40 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES

General

We are authorized to issue up to 640,000,000 shares of common stock, no par value, and 1,800,000 shares of undesignated preferred stock. As of the date hereof, 900,000 preferred shares have been designated as series A convertible preferred stock, no par value. As of September 26, 2012, there were 32,717,890 shares of common stock issued and outstanding, and 445,063 shares of series A convertible preferred stock issued and outstanding, which are convertible into 4,450 shares of common stock. From the inception of the Company through September 26, 2012, a total of 593,258 shares of preferred stock have been converted into 2,202 shares of common stock and $2,472,920 of accrued and unpaid dividends thereon have been converted into 1,252 shares of common stock.

Common Stock

The holder of each share of common stock:

●	is entitled to one vote on all matters submitted to a vote of the shareholders of USA, including the election of directors. There is no cumulative voting for directors;

●	does not have any preemptive rights to subscribe for or purchase shares, obligations, warrants, or other securities of USA; and

●	is entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for payment of dividends.

No dividend may be paid on the common stock until all accumulated and unpaid dividends on the series A convertible preferred stock have been paid. Upon any liquidation, dissolution or winding up of USA, holders of shares of common stock are entitled to receive pro rata all of the assets of USA available for distribution, subject to the liquidation preference of the series A convertible preferred stock. Our articles of incorporation provide that the preferred stock has a liquidation preference over the common stock in the amount of $10 per share plus accrued and unpaid dividends. As of September 30, 2012, the liquidation preference was $15,693,778.

LIMITATION OF LIABILITY; INDEMNIFICATION

As permitted by the Pennsylvania Business Corporation Law of 1988 (“BCL”), our By-laws provide that Directors will not be personally liable, as such, for monetary damages for any action taken unless the Director has breached or failed to perform the duties of a Director under the BCL and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. This limitation of personal liability does not apply to any responsibility or liability pursuant to any criminal statute, or any liability for the payment of taxes pursuant to Federal, State or local law. The By-laws also include provisions for indemnification of our Directors and officers to the fullest extent permitted by the BCL. In addition, the Company has entered into separate indemnification agreements with its Directors and executive officers which require the Company to indemnify each of such executive officers and directors to the fullest extent permitted by the law of the Commonwealth of Pennsylvania against certain liabilities which may arise by reason of their status as directors and officers. The indemnification agreements also provide that the Company must advance all expenses incurred by the indemnified person in connection with any proceeding, provided the indemnified person undertakes to repay the advanced amounts if it is determined ultimately that the indemnified person is not entitled to be indemnified. Insofar as indemnification for liabilities arising under the Act may be permitted to Directors, officers and controlling persons of USA pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for our stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

LEGAL MATTERS

 The validity of the common stock has been passed upon for us by Lurio & Associates, P.C., Philadelphia, Pennsylvania 19103. Douglas M. Lurio, Esquire, is the President of Lurio & Associates, P.C. and is our Secretary, and is the beneficial owner of 76,904 shares of common stock.

EXPERTS

The consolidated financial statements and schedules of USA Technologies, Inc. at June 30, 2012 and June 30, 2011 and for each of the three years in the period ended June 30, 2012 appearing in the Company’s annual report on Form 10-K for 2012 have been incorporated by reference herein in reliance upon the report of McGladrey LLP, independent registered public accounting firm and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Anyone may inspect a copy of the registration statement or any other reports we file, without charge at the public reference facility maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington DC 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission.

You can find additional information concerning us on our website http://www.usatech.com. Information contained on, or linked from, our website is not and should not be considered a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus. This filing incorporates by reference the following documents, which we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended June 30, 2012, filed on September 26, 2012; and
•	our Current Report on Form 8-K filed on September 27, 2012.

Any statement contained in a document that is incorporated by reference in this prospectus will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be made to us at the following address or telephone number:

USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, PA 19355
(610) 989-0340
Attention: David M. DeMedio, Chief Financial Officer
ddemedio@usatech.com

You may also access these documents through our website at http://www.usatech.com. The information and other content contained on, or linked from, our website are not and should not be considered a part of this prospectus.

PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the common stock, other than underwriting discounts and commissions.

Securities and Exchange Commission Registration Fee	$231.40
Printing and Engraving Expenses	4,500.00
Accounting Fees and Expenses	13,000.00
Legal Fees and Expenses	21,000.00
Total	$38,731.40

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

Section 1746 of the Pennsylvania Business Corporation Law of 1988, as amended (“BCL”), authorizes a Pennsylvania corporation to indemnify its officers, directors, employees and agents under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their holding or having held such positions with the corporation and to purchase and maintain insurance of such indemnification. Our By-laws substantively provide that we will indemnify our officers, directors, employees and agents to the fullest extent provided by Section 1746 of the BCL.

Section 1713 of the BCL permits a Pennsylvania corporation, by so providing in its By-laws, to eliminate the personal liability of a director for monetary damages for any action taken unless the director has breached or failed to perform the duties of his office and the breach or failure constitutes self-dealing, willful misconduct or recklessness. In addition, no such limitation of liability is available with respect to the responsibility or liability of a director pursuant to any criminal statute or for the payment of taxes pursuant to Federal, state or local law. Our By-laws eliminate the personal liability of the directors to the fullest extent permitted by Section 1713 of the BCL.

In addition, the Company has entered into separate indemnification agreements with its Directors and officers which require the Company to indemnify each of such officers and directors to the fullest extent permitted by the law of the Commonwealth of Pennsylvania against certain liabilities which may arise by reason of their status as directors and officers. The indemnification agreements also provide that the Company must advance all expenses incurred by the indemnified person in connection with any proceeding, provided the indemnified person undertakes to repay the advanced amounts if it is determined ultimately that the indemnified person is not entitled to be indemnified.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

During the three years immediately preceding the date of the filing of this registration statement, the following securities were issued by USA without registration under the Securities Act of 1933, as amended (“Act”):

On May 12, 2010, we sold an aggregate of 2,753,454 shares and related warrants to purchase up to 2,753,454 shares pursuant to an offering which was registered under the Act. In connection with the offering, Source Capital Group, Inc. acted as placement agent. As compensation for its services, Source received warrants to purchase up to 165,207 shares at $1.13 per share, exercisable at any time through May 12, 2013. The warrants contain provisions for one demand registration of the sale of the underlying shares of common stock for a period of five years at our expense, and piggyback registration rights for a period of five years at our expense, and one demand registration right at the placement agent’s expense for a period of five years. The offer and sale of the warrants was exempt from registration under Section 4(2) of the Act. The investors are accredited investors. The offer and sale thereof did not involve any general advertising or solicitation and the securities contained appropriate restrictive legends under the Act.

On July 7, 2010, we sold an aggregate of 261,953 shares and related warrants to purchase up to 261,953 shares pursuant to a subscription rights offering which was registered under the Act and concluded on July 6, 2010. In connection with the offering, Source Capital Group, Inc. acted as dealer manager. As compensation for its services, Source received warrants to purchase up to 15,717 shares at $1.13 per share at any time through July 7, 2013. The warrants contain provisions for one demand registration of the sale of the underlying shares of common stock for a period of five years at our expense, and piggyback registration rights for a period of five years at our expense, and one demand registration right at the dealer manager’s expense for a period of five years. The offer and sale of the warrants was exempt from registration under Section 4(2) of the Act. The investors are accredited investors. The offer and sale thereof did not involve any general advertising or solicitation and the securities contained appropriate restrictive legends under the Act.

On July 27, 2010, we executed a purchase agreement and a registration rights agreement with Lincoln Park Capital, LLC (“LPC”). The purchase agreement was terminated on March 16, 2011. The Company was required to terminate the agreement as a condition precedent to the closing of the $10.7 million private placement offering to institutional investors referred to below. Under the purchase agreement, we had the right to sell to LPC up to 4,851,408 shares of our common stock at our option for an aggregate purchase price of up to $5,000,000. Pursuant to the registration rights agreement, we had registered the common stock that had been issued or could have been issued to LPC under the purchase agreement. The registration statement was declared effective on October 21, 2010. Over approximately 25 months, generally we had the right to direct LPC to purchase up to 4,851,408 shares of our common stock in amounts up to 150,000 shares as often as every two business days under certain conditions. The purchase price of the shares was to be based on the market prices of our shares immediately prior to the time of sale as computed under the purchase agreement without any fixed discount. We could at any time in our sole discretion terminate the purchase agreement without fee, penalty or cost upon one business day’s notice. We issued 150,000 shares of our common stock to LPC as a commitment fee for entering into the purchase agreement, and we were, prior to the termination of the purchase agreement, obligated to issue up to 150,000 shares pro rata as LPC purchased up to $5,000,000 of our common stock as directed by us. The securities offered and sold to LPC are exempt from registration as set forth under Rule 506 promulgated under the Act. LPC is an accredited investor, and there was no general solicitation or advertising.

On October 7, 2010, the Company issued the following number of shares of common stock to its executive officers under the LTIP on account of the 2010 fiscal year: George R. Jensen, Jr. – 60,716 shares; Stephen P. Herbert – 18,261 shares; and David M. DeMedio – 7,365 shares. The issuance of the shares of common stock was exempt from registration under Section 4(2) of the Act.

On March 14, 2011, the Company entered into a Securities Purchase Agreement with seven institutional investors (the “Buyers”). Pursuant thereto, the Company sold to the Buyers 5,200,000 shares of the Company’s common stock at a price of $2.064 per share for an aggregate purchase price of $10,732,800. The Company also issued warrants to the Buyers to purchase up to 3,900,000 shares of common stock at an exercise price of $2.6058 per share. The warrants are exercisable at any time within five years following the six-month and one day anniversary of the issuance of the warrants. The Buyers are accredited investors and the offer and sale of the shares and the warrants was exempt from registration under Rule 506 promulgated under Section 4(2) of the Act. The Company has agreed to register the shares and the shares underlying the warrants for resale under the Act until the earlier of (i) the date as of which the Buyers may sell all of the securities covered by such registration statement without restriction pursuant to Rule 144 promulgated under the Act, or (ii) the date on which the Buyers shall have sold all of the securities covered by such registration statement.

In connection with the above private placement offering, Chardan Capital Markets, LLC, acted as exclusive placement agent. As compensation for its services, Chardan received cash compensation of $751,296 and warrants to purchase up to 364,000 shares at $2.6058 per share at any time within five years following the six-month and one day anniversary of the issuance of the warrants. We have agreed to register the shares underlying the warrants for resale under the Act on the same terms afforded to the Buyers. The offer and sale of the warrants was exempt from registration under Section 4(2) of the Act. The investor is an accredited investor. The offer and sale thereof did not involve any general advertising or solicitation and the securities contained appropriate restrictive legends under the Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBITS

Exhibit Number	Description

3.1	Amended and Restated Articles of Incorporation of the Company filed January 26, 2004 (Incorporated by reference to Exhibit 3.1.19 to Form 10-QSB filed on February 12, 2004).

3.1.1	First Amendment to Amended and Restated Articles of Incorporation of the Company filed on March 17, 2005 (Incorporated by reference to Exhibit 3.1.1 to Form S-1 Registration Statement No. 333-124078).

3.1.2
Second Amendment to Amended and Restated Articles of Incorporation of the Company filed on December 13, 2005 (Incorporated by reference to Exhibit 3.1.2 to Form S-1 Registration Statement No. 333-130992).

3.1.3	Third Amendment to Amended and Restated Articles of Incorporation of the Company filed on July 25, 2007. (Incorporated by reference to Exhibit 3.1.3 to Form 10-K filed September 23, 2008).

3.1.4	Fourth Amendment to Amended and Restated Articles of Incorporation of the Company filed on March 6, 2008. (Incorporated by reference to Exhibit 3.1.4 to Form 10-K filed September 23, 2008).

3.2	Amended and Restated By-Laws of the Company (Incorporated by reference to Exhibit 3(ii) to Form10-Q/A filed on February 22, 2010).

4.1	Warrant No.CR-002 dated March 16, 2011 in favor of Freestone Advantage Partners, LP (Incorporated by reference to Exhibit 4.2 to Form S-1 Registration Statement No. 333-173219).

4.2	Warrant No.CR-003 dated March 16, 2011 in favor of Iroquois Master Fund Ltd. (Incorporated by reference to Exhibit 4.3 to Form S-1 Registration Statement No. 333-173219).

4.3	Warrant No.CR-005 dated March 16, 2011 in favor of Hudson Bay Master Fund Ltd. (Incorporated by reference to Exhibit 4.5 to Form S-1 Registration Statement No. 333-173219).

4.4	Warrant No.CR-006 dated March 16, 2011 in favor of Cowen Overseas Investment LP (Incorporated by reference to Exhibit 4.6 to Form S-1 Registration Statement No. 333-173219).

4.5	Warrant No.CR-007 dated March 16, 2011 in favor of Ramius Select Equity Fund LP (Incorporated by reference to Exhibit 4.7 to Form S-1 Registration Statement No. 333-173219).

4.6	Warrant No.CRA-001 dated March 17, 2011 in favor of Chardan Capital Markets, LLC (Incorporated by reference to Exhibit 4.8 to Form S-1 Registration Statement No. 333-173219).

4.7	Warrant No.CRA-002 dated March 17, 2011 in favor of Jonathan Schechter (Incorporated by reference to Exhibit 4.9 to Form S-1 Registration Statement No. 333-173219).

4.8	Warrant No.CRA-003 dated March 17, 2011 in favor of Joseph Reda (Incorporated by reference to Exhibit 4.10 to Form S-1 Registration Statement No. 333-173219).

4.9*	Warrant No. CR-008 dated as of March 17, 2011 in favor of Cowen Overseas Investment LP

4.10*	Warrant No. CR-009 dated as of March 17, 2011 in favor of Iroquois Master Fund Ltd.

4.11*	Warrant No. CR-010 dated as of March 17, 2011 in favor of Cranshire Capital Master Fund, Ltd.

4.12*	Warrant No. CR-011 dated as of March 17, 2011 in favor of Cranshire Capital Master Fund, Ltd.

10.1
Agreement of Lease between Pennswood Spring Mill Associates, as landlord, and the Company, as tenant, dated September 2002, and the Rider thereto (Incorporated by reference to Exhibit 10.21 to Form 10-KSB filed on September 28, 2004).

10.2
Agreement of Lease between Deerfield Corporate Center 1 Associates LP, as landlord, and the Company, as tenant, dated March 2003 (Incorporated by reference to Exhibit 10.22 to Form 10-KSB filed on September 28, 2004).

10.3
Amendment to Office Space Lease dated as of April 1, 2005 by and between the Company and Deerfield Corporate Center Associates, LP. (Incorporated by reference to Exhibit 10.19.1 to Form S-1 Registration Statement No. 333-124078).

10.4	Employment and Non-Competition Agreement between the Company and David M. DeMedio dated April 12, 2005 (Incorporated by reference to Exhibit 10.22 to Form S-1 Registration Statement No. 333-124078).

10.5	First Amendment to Employment and Non-Competition Agreement between the Company and David M. DeMedio dated May 11, 2006 (Incorporated by reference to Exhibit 10.3 to Form 10-Q filed on May 15, 2006).

10.6	USA Technologies, Inc. 2010 Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 to Form S-8 filed April 14, 2011).

10.7	USA Technologies, Inc. 2011 Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 to Form S-8 filed October 28, 2011).

10.8	USA Technologies, Inc. 2012 Stock Incentive Plan (Incorporated by reference to Exhibit 10.16 to Form 10-K filed on September 26, 2012).

10.9
Amendment to Agreement of Lease between BMR-Spring Mill Drive, L.P., as landlord, and the Company, as tenant, dated January 15, 2007 (Incorporated by reference to Exhibit 10.1 to Form 10-Q filed on February 13, 2007).

10.10
Second Amendment to Agreement of Lease between BMR-Spring Mill Drive, L.P., as landlord, and the Company, as tenant, dated December 28, 2010. (Incorporated by reference to Exhibit 10.1 to Form 10-Q filed on January 20, 2011).

10.11
Third Amendment to Agreement of Lease between BMR-Spring Mill Drive, LP as landlord, and the Company, as tenant, dated October 10, 2011. (Incorporated by reference to Exhibit 10.1 to Form 10-Q filed on February 8, 2012).

10.12
Second Amendment to Employment and Non-Competition Agreement dated March 13, 2007, between the Company and David M. DeMedio (Incorporated by reference to Exhibit 10.34 to Form S-1 filed April 12, 2007).

10.13	Form of Indemnification Agreement between the Company and each of its officers and Directors (Incorporated by reference to Exhibit 10.1 to Form 10-Q filed May 14, 2007).

10.14
Third Amendment to Employment and Non-Competition Agreement between the Company and David M. DeMedio dated September 22, 2008. (Incorporated by reference to Exhibit 10.29 to Form 10-K filed September 24, 2008).

10.15
Amended and Restated Employment and Non-Competition Agreement between the Company and George R. Jensen, Jr., dated September 27, 2011. (Incorporated by reference to Exhibit 10.23 to Form 10-K filed September 27, 2011).

10.16	Separation Agreement and Release between the Company and George R. Jensen, Jr., dated October 14, 2011 (Incorporated by reference to Exhibit 10.1 to Form 8-K filed October 17, 2011).

10.17
Amended and Restated Employment and Non-Competition Agreement between the Company and Stephen P. Herbert dated September 24, 2009. (Incorporated by reference to Exhibit 10.31 to Form 10-K filed September 25, 2009).

10.18	Securities Purchase Agreement dated March 14, 2011 between the Company and each of the Buyers (Incorporated by reference to Exhibit 10.1 of Form 8-K filed on March 14, 2011).

10.19
Promotional Agreement between the Company and Visa U.S.A. Inc., dated October 12, 2011 (Portions of this exhibit were redacted pursuant to a confidential treatment request) (Incorporated by reference to Exhibit 10.1 to Post-Effective Amendment No.4 to Form S-1 Registration Statement No. 333-165516).

10.20	Letter from the Company to David M. DeMedio dated September 24, 2009. (Incorporated by reference to Exhibit 10.32 to Form 10-K filed September 25, 2009).

10.21
Settlement Agreement dated February 4, 2010 by and among USA Technologies, Inc., Shareholder Advocates For Value Enhancement, Bradley M. Tirpak, Craig W. Thomas, and certain other parties (Incorporated by reference to Exhibit 10.1 to Form 8-K filed on February 5, 2010).

10.22
Second Settlement Agreement dated May 19, 2011 by and among USA Technologies, Inc., Shareholder Advocates For Value Enhancement, Bradley M. Tirpak, Craig W. Thomas, Peter A. Michel and certain other parties (Incorporated by reference to Exhibit 99.1 to Form 8-K filed on June 1, 2011).

10.23
Third Settlement Agreement dated March 2, 2012 by and among USA Technologies, Inc., Shareholder Advocates For Value Enhancement, Bradley M. Tirpak, Craig W. Thomas and certain other parties (Incorporated by reference to Exhibit 99.1 to Form 8-K filed on March 5, 2012).

10.24
Settlement and Release Agreement dated as of August 16, 2012 by and among USA Technologies, Inc., Shareholder Advocates For Value Enhancement, Bradley M. Tirpak, Craig W. Thomas and certain other parties (Incorporated by reference to Exhibit 99.1 to Form 8-K filed on August 16, 2012).

10.25	Jensen Stock Agreement between the Company and George R. Jensen, Jr., dated September 27, 2011. (Incorporated by reference to Exhibit 10.29 to Form 10-K filed September 27, 2011).

10.26
Second Amendment to Employment and Non-Competition Agreement dated September 27, 2011 between the Company and Stephen P. Herbert. (Incorporated by reference to Exhibit 10.30 to Form 10-K filed September 27, 2011).

10.27
Amended and Restated Employment and Non-Competition Agreement between the Company and Stephen P. Herbert dated November 30, 2011. (Incorporated by reference to Exhibit 10.1 to Form 8-K filed December 5, 2011).

10.28
Fifth Amendment to Employment and Non-Competition Agreement dated as of July 1, 2011 between the Company and David M. DeMedio. (Incorporated by reference to Exhibit 10.31 to Form 10-K filed September 27, 2011).

10.29
Sixth Amendment to Employment and Non-Competition Agreement dated September 27, 2011 between the Company and David M. DeMedio. (Incorporated by reference to Exhibit 10.32 to Form 10-K filed September 27, 2011).

10.30
Second Amendment to Office Space Lease dated as of November 17, 2010 by and between the Company and Liberty Malvern, LP. (Incorporated by reference to Exhibit 10.2 to Form 10-Q filed on January 20, 2011).

10.31
Loan and Security Agreement between the Company and Avidbank Corporate Finance, a division of Avidbank, dated as of June 21, 2012 (Incorporated by reference to Exhibit 10.40 to Form 10-K filed on September 26, 2012).

10.32
Intellectual Property Security Agreement between the Company and Avidbank Corporate Finance, a division of Avidbank, dated as of June 21, 2012 (Incorporated by reference to Exhibit 10.41 to Form 10-K filed on September 26, 2012).

21	List of significant subsidiaries of the Company (Incorporated by reference to Exhibit 21 to Form S-1 filed on March 16, 2010).

23.1*	Consent of McGladrey LLP, Independent Registered Public Accounting Firm.

*	Filed herewith

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for purposes of determining liability of the undersigned registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Post-Effective Amendment No.2 to Form S-1 and has duly caused this Post-Effective Amendment No.2 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Malvern, Pennsylvania, on October 9, 2012.

USA TECHNOLOGIES, INC.

By:	/s/ Stephen P. Herbert
Stephen P. Herbert, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No.2 to Registration Statement on Form S-1 has been duly signed below by the following persons in the capacities and dates indicated.

SIGNATURES	TITLE	DATE

/s/ Stephen P. Herbert	Chairman of the Board of Directors	October 9, 2012
Stephen P. Herbert	and Chief Executive Officer
(Principal Executive Officer)

/s/ David M. DeMedio	Chief Financial Officer (Principal	October 9, 2012
David M. DeMedio	Accounting Officer)

/s/ Deborah G. Arnold	Director	October 9, 2012
Deborah G. Arnold

/s/ Steven D. Barnhart	Director	October 9, 2012
Steven D. Barnhart

/s/ Joel Brooks	Director	October 9, 2012
Joel Brooks

/s/ Albin F. Moschner	Director	October 9, 2012
Albin F. Moschner

	Director	October __, 2012
Frank A. Petito, III

/s/ Jack Price	Director	October 9, 2012
Jack Price

/s/ William J. Reilly, Jr.	Director	October 9, 2012
William J. Reilly, Jr.

/s/ William J. Schoch	Director	October 9, 2012
William J. Schoch